July 30, 2019

VIA EDGAR

Megan Miller

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

         Re:       Eaton Vance Tax-Advantaged Dividend Income Fund (the “Fund” or the “Registrant”)

                  Registration Statement on Form N-2 (333-230093; 811-21400)

Ms. Miller:

This letter responds to a comment provided telephonically to the undersigned on July 30, 2019 regarding the registration statement of the Fund on Form N-2/A filed on July 24, 2019 (the “Filing”) (Accession No. 0000940394-19-001052). The comment and the Fund’s response is set forth below.

  Comment: Please explain what is generating the separate line item “Dividends” in the fee and expense table under “Summary of Fund Expenses”.

Response: Upon additional review of the Fund’s expenses as a percentage of net assets attributable to Common Shares, the Fund confirms that the referenced line item for “Dividends” was included in the fee and expense table as a separate line item in error. The separate line item for “Dividends” will be removed from the fee and expense table and the “Example” under “Summary of Fund Expenses” will be amended accordingly in the Fund’s supplemental filing, which is anticipated to file on July 31, 2019.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-7831.

Sincerely,

/s/ Kimberly M. Roessiger

Kimberly M. Roessiger, Esq.

Assistant Vice President